UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 18, 2026, Alpha Tau Medical Ltd. (the “Company”) issued a press release titled “Alpha Tau Announces First Quarter 2026 Financial Results and Provides Corporate Update.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

This Report and the related exhibits, other than the quote included in Exhibit 99.1, are incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-271073, 333-264306, 333-274457, 333-288240 and 333-295359) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733, 333-285745 and 333-294151).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: May 18, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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